SEC
Mail Processing
Section

DEC 27 2011

Washington, DC
125

SEC  SSION

10033218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 65404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BMO NESBITT BURNS TRADING CORP. S.A.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER HINMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS TRADING CORP. S.A., as of OCTOBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIETTA K BOTTERO
NOTARY PUBLIC, State of New York
No. 31-4644432
Qualified in New York County
Commission Expires November 30, 2014

Signature

PETER HINMAN, CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Trading Corp. S.A. (the Company), an indirect wholly owned subsidiary of Bank of Montreal, as of October 31, 2011, and the related statements of operations, changes in shareholders' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMO Nesbitt Burns Trading Corp. S.A. as of October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

December 22, 2011
New York, New York

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

October 31, 2011

(Dollars in thousands except per share amounts)

Assets

Cash	$	485
Securities borrowed		271,938
Receivable from brokers, dealers, and clearing organizations		294,126
Securities owned, at fair value ($2,579,131 is pledged as collateral)		6,881,445
Accrued interest and dividends receivable		904
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,211		219
Other assets		1,170
	$	7,450,287

Liabilities and Shareholders' Deficit

Liabilities:		
Senior note payable	$	3,429,317
Bank loan payable		234,700
Promissory note payable		200,662
Securities loaned		2,678,725
Payable to brokers, dealers, and clearing organizations		32,247
Securities sold, not yet purchased, at fair value		218,279
Accrued interest and dividends payable		4,551
Accounts payable and accrued expenses		34,064
Accounts payable to affiliate		2,949
		6,835,494
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		652,152
Shareholders' deficit:		
Common stock ($100 par value, 1,100 shares authorized, issued and outstanding)		110,000
Accumulated deficit		(147,359)
		(37,359)
Total liabilities and shareholders' deficit	$	7,450,287

See accompanying notes to the financial statements.

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Operations

Year ended October 31, 2011

(Dollars in thousands)

Revenues:		
Interest and dividend income, net	$	65,560
Trading, net		(42,399)
Other, net		33,916
		57,077
Expenses:		
Interest expense		58,542
U.S. withholding tax		11,863
Employee compensation and benefits		5,263
Floor brokerage and clearing fees		2,901
Management fees		2,829
Communications and data processing		2,754
Professional services		730
Occupancy and equipment		401
Depreciation and amortization		105
Travel and entertainment		20
Other		711
		86,119
Loss before income tax expense		(29,042)
Income tax expense		312
Net loss	$	(29,354)

See accompanying notes to financial statements.

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Changes in Shareholders' Deficit

Year ended October 31, 2011

(Dollars in thousands)

		Common stock	Accumulated deficit	Total
Balance, beginning of year	$	110,000	(118,005)	(8,005)
Net loss		—	(29,354)	(29,354)
Balance, end of year	$	110,000	(147,359)	(37,359)

See accompanying notes to financial statements.

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended October 31, 2011

(Dollars in thousands)

Subordinated liabilities, beginning of year	$	637,130
Net increase due to foreign currency transaction adjustment		15,022
Subordinated liabilities, end of year	$	652,152

See accompanying notes to financial statements.

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Cash Flows

Year ended October 31, 2011

(Dollars in thousands)

Cash flows from operating activities:		
Net loss	$	(29,354)
Adjustments to reconcile net loss to net cash used in operating activities:		
Foreign currency transaction adjustment		98,638
Depreciation and amortization		105
(Increase) decrease in operating assets:		
Securities borrowed		1,444,939
Receivable from brokers, dealers, and clearing organizations		(150,927)
Securities owned, at fair value		2,141,937
Accrued interest and dividends receivable		1,129
Other assets		558
Increase (decrease) in operating liabilities:		
Securities loaned		(1,264,787)
Payable to brokers, dealers, and clearing organizations		29,912
Securities sold, not yet purchased, at fair value		(1,470,265)
Accrued interest and dividends payable		1,304
Accounts payable and accrued expenses		(32,290)
Accounts payable to affiliate		34
Net cash provided by operating activities		770,933
Cash flows from investing activities:		
Purchase of furniture, equipment, and leasehold improvements, net		(34)
Net cash used in investing activities		(34)
Cash flows from financing activities:		
Decrease in bank loan payable		(770,890)
Net cash used in financing activities		(770,890)
Net increase in cash		9
Cash at beginning of period		476
Cash at end of period	$	485
Supplemental cash flows disclosures:		
Interest paid during the year	$	59,957

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Nesbitt Burns Trading Corp. S.A. (the Company) is a corporation organized under the laws of Luxembourg as a "Societe Anonyme." The Company is 99% owned by Bank of Montreal Holding Inc. and 1% owned by Bank of Montreal. Bank of Montreal Holding Inc. is a wholly owned subsidiary of Bank of Montreal (Ultimate Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation.

The Company is a self-clearing broker-dealer and a member of the Depository Trust Company and the National Securities Clearing Corporation. The Company is a member of The Options Clearing Corporation where it clears some of its stock borrows and loans.

Through its New York office, the Company trades and invests for its own accounts in securities and derivative instruments pursuant to certain defined trading strategies. The Company does not execute trades on behalf of customers or carry customer positions or accounts.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from brokers, dealers, and clearing organizations. Securities owned, securities sold, not yet purchased, and other financial instruments used for trading or hedging purposes are recorded at market or fair value.

(d) Derivative Instruments

The Company's derivative instruments are held or issued for trading and hedging purposes and are carried at either market value or, when market prices are not readily available, fair value as

(Continued)

determined by management. Derivative instruments, except for options, in a gain position are reported as assets in receivable from brokers, dealers and clearing organizations in the statement of financial condition. Similarly, derivative instruments in a loss position are reported as liabilities in payable to brokers, dealers and clearing organizations in the statement of financial condition. Options are reported as securities owned and securities sold, not yet purchased, at fair value in the statement of financial condition. Revenues generated from derivatives held for trading and hedging purposes are reported as trading revenue, net, and other, net, respectively, in the accompanying statement of operations and include gains and losses resulting from changes in the market or fair value of such instruments.

Cash margin on futures contracts is included in receivable from brokers, dealers, and clearing organizations.

(e) Revenue Recognition

Futures and delayed delivery commitments are recorded at fair value rather than at gross settlement amounts (which is recorded on settlement date) on trade date, in accordance with standard industry practice, with net unrealized gains or losses reflected as trading, net, in the statement of operations. Interest and dividend revenue arising from securities owned is included in interest and dividend income, net, in the accompanying statement of operations. Interest revenue and expense arising from securities borrowed and loaned, respectively, is included in interest and dividend income, net, in the accompanying statement of operations. The Company incurred $4,072 in securities lending interest expense and $1,711 in securities lending interest income.

(f) Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the statement of financial condition in accrued interest and dividends receivable and payable.

The Company enters into securities borrowed and loaned transactions solely to support its proprietary trading activities, including coverage of short sales and fails. Securities borrowed and loaned activities are ancillary to the Company's proprietary trading activities. If the counterparty to a securities loaned transaction does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of October 31, 2011, the fair value of assets that the Company has pledged to counterparties under securities loaned transactions is $2,579,131. These assets consist of trading

securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of October 31, 2011, with a fair market value of $255,484.

(g) Income and Withholding Taxes

The Company is a Luxembourg Societe Anonyme and, as such, pays taxes to the Grand Duchy of Luxembourg based on net income earned in Luxembourg. The U.S. activities of the Company do not give rise to a U.S. trade or business under U.S. tax law and, thus, do not subject the Company to U.S. Federal, state or local income taxes. The Company is, however, subject to nonrecoverable U.S. Federal withholding taxes on U.S. sourced dividends. The withholding tax rate on the dividends received on these securities is 15% pursuant to the Luxembourg / United States tax treaty.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date. Deferred tax assets are subject to reduction by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some or all of the gross deferred tax asset will not be realized.

(h) Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(i) Fair Value

U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

(Dollars in thousands)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

(3) Cash Segregated Pursuant to Federal and Other Regulations

The Company has segregated $100 in a "special reserve bank account for the exclusive benefit of customers" in accordance with Rule 15c3-3 of the SEC. This amount is included in cash in the accompanying statement of financial condition.

(4) Receivable from and payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2011, consist of the following:

		Receivable	Payable
Receivable from/payable to other brokers and non-customers	$	269,210	32,122
Receivable from/payable to clearing organizations		24,916	125
	$	294,126	32,247

Included in receivable from brokers, dealers, and clearing organizations is $213,105 of mark-to-market gains related to the Company's outstanding cross currency swaps and forward exchanges with the Ultimate Parent, which are utilized by the Company to economically hedge the foreign exchange exposure related to its senior note payable, subordinated loan, intercompany promissory note and various securities positions, which are denominated in Canadian dollars.

The Company clears certain derivative transactions through BMO Capital Markets Corp. (BMO CMC) and as of October 31, 2011 it had a receivable of $51,706 pertaining to this activity which is included in receivable from brokers, dealers and clearing organizations in the statement of financial condition.

(Continued)

(5) Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of the following at October 31, 2011:

		Owned	Sold, not yet purchased
Equity securities	$	3,111,763	217,591
Options		3,769,682	688
	$	6,881,445	218,279

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. Such securities are exposed to market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition. The Company will incur a loss if the market value of the securities sold, not yet purchased, subsequently increases.

(6) Derivative Instruments

The Company enters into a variety of derivative transactions including futures contracts, options contracts, cross currency swap transactions and forward exchanges. These transactions generally require future settlement, and are either executed on an exchange or traded as Over-The-Counter (OTC) instruments.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations, an amount of cash or other specified asset (initial margin) that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (variation margin) may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Options represent the right to buy or sell equity securities and indexes that is granted in exchange for an agreed upon sum. If the right is not exercised after a specific period, the option expires and the option buyer forfeits the money paid for the option. Currency swaps involve the exchange of coupon payments in one currency for coupon payments in another currency. Forward exchanges involve the purchase or sale of foreign currency at an exchange rate established now but with payment and delivery at a specified future date.

The following table includes the disclosure of the notional amounts of the Company's derivative financial instruments. The determination of notional amounts does not consider any market risk factors. Notional amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument. Market risk is also influenced by the relationship among the various off-balance-sheet categories as well as the

(Dollars in thousands)

relationship between off-balance-sheet items and items recorded in the Company's statement of financial condition. For all of these reasons, the interpretation of notional amounts as a measure of market risk could be materially misleading.

A summary of the Company's derivative instruments as of October 31, 2011 is as follows:

	Notional amount	Current market or fair value	
		Assets	Liabilities
Futures contracts	$ 3,701,227	—	168,244
Options contracts	15,130,936	3,769,681	688
Cross currency swaps & forward exchanges	4,071,815	213,105	—

The fair value of the futures and options contracts noted above is offset against a margin balance of $230,186. The fair value of futures and margin is included in receivable from brokers, dealers, and clearing organizations in the accompanying statement of financial condition. The cross currency swap and forward exchange market value is included in receivable from brokers, dealers, and clearing organizations, as referred to in note 4.

The annual average balances of the Company's derivative instruments, based on month-end balances, are as follows:

	Average fair value for the year-ended October 31, 2011	
	Assets	Liabilities
Futures contracts	$ 23,419	184,147
Options contracts	2,238,634	1,147
Cross currency swaps & forward exchanges	51,309	41,979

(7) Fair Value

(a) *Determination of Fair Value*

The Company measures fair value using the procedures set out below for all assets and liabilities measured at fair value, irrespective of whether they are carried at fair value as a result of an election under U.S. GAAP, or whether they were previously carried at fair value.

For exchange traded securities, comprised of exchange-traded equity and option securities and securities sold not yet purchased, quoted market value is considered to be fair value. Fair value for exchange-traded derivatives, comprised of futures and options, is considered to be the price quoted

(Continued)

(Dollars in thousands)

on derivatives exchanges. Fair value for over-the-counter derivatives, comprised of cross currency swaps and forward transactions is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs.

(b) *Items Measured at Fair Value on a Recurring Basis*

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at October 31, 2011:

		Fair value measurements at October 31, 2011 using		
Description	**Total**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Assets:				
Securities owned:				
Equity securities	$ 3,111,763	3,111,763	—	—
Options	3,769,682	3,769,682	—	—
	6,881,445	6,881,445	—	—
Derivatives	213,105	—	213,105	—
	$ 7,094,550	6,881,445	213,105	—
Liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 217,591	217,591	—	—
Options	688	688	—	—
	218,279	218,279	—	—
Derivatives	168,244	168,244	—	—
	$ 386,523	386,523	—	—

(Dollars in thousands)

(8) Trading Revenues

The Company's trading revenues, net, for the year ended October 31, 2011, is comprised of the following:

Equities	$	399,886
Derivative instruments		(442,285)
Trading, net	$	(42,399)

Revenues from equities consist of realized and unrealized gains and losses arising from proprietary trading of equity securities, primarily common stocks.

Revenues from derivative instruments consist of realized and unrealized gains and losses arising from the Company's proprietary trading in futures, options and forward exchanges.

(9) Other, Net

The Company's other, net, for the year ended October 31, 2011, is comprised of the following:

Gain on cross currency swaps & forward exchanges	$	132,554
Loss on foreign currency transactions		(98,638)
Total	$	33,916

Gain on cross currency swaps and forward exchanges consists of realized and unrealized gains on the Company's cross currency swaps and forward exchanges which are used by the Company to economically hedge its foreign currency risk exposure related to its senior note payable, subordinated liabilities and promissory note payable.

Loss on foreign currency transaction represents the unrealized loss related to the Company's senior note payable, subordinated liabilities and promissory note payable, which are denominated in Canadian dollars and payable in U.S. dollars, due to fluctuations in the foreign exchange rates.

(10) Borrowings With Affiliates

The Company has U.S. dollar uncommitted credit facilities totaling $4,500,000 with the Ultimate Parent. These uncommitted credit facilities provide the Company with the opportunity to enter into overnight or term loans at rates of corresponding overnight or term LIBOR. As of October 31, 2011, the Company had $234,700 outstanding under these uncommitted credit facilities. This amount is included in bank loan payable in the accompanying statement of financial condition. Interest expense for the year ended October 31, 2011 related to the borrowings pursuant to this facility was $2,045 and is included in interest expense in the accompanying statement of operations.

(Continued)

(Dollars in thousands)

On December 18, 2003 the Company entered into a non-interest bearing promissory note with Bank of Montreal Holding Inc. for 200,000 Canadian dollars. The note is payable on demand of the lender and has a final maturity of December 17, 2013. The amount outstanding at October 31, 2011 is $200,662. The Company then entered into a forward exchange to economically hedge the foreign currency exposure. The conversion of this promissory note from Canadian to U.S. dollars at the statement of financial condition date resulted in a transaction loss of $4,622 which is offset by the gain on the Company's forward exchange contracts mentioned above. The gain is included in other, net, in the accompanying statement of operations.

(11) Senior Note Payable

The Company's senior note payable to BMO Holding Finance LLC, an affiliate, consists of the following as of October 31, 2011:

Due August 3, 2013, accruing interest at the 1-Month Canadian Dollar Offer Rate ("CDOR")	$ 3,429,317

The 1-Month CDOR was approximately 1.20% at October 31, 2011.

The Company has drawn down on all loans available under this agreement, which are repayable upon the demand of the lender and have a final maturity of August 3, 2013.

On August 3, 2010 the Company exercised its right to repay without penalty all of the outstanding loans and close its existing Senior Credit Agreement with Bank of Montreal Holding Inc. that it entered into on August 2, 2005. On the same day the Company then entered into a new Senior Credit Agreement with Bank of Montreal Holding Inc. for a maximum of 3,418,000 Canadian dollars with an interest rate of CDOR. All loans under this agreement are repayable upon demand of the lender and have a final maturity of August 3, 2013. On August 3, 2010 the Company drew down 3,418,000 Canadian dollars under the agreement. On the same day of each draw down, each loan was subsequently assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its subsidiary.

The conversion of the loan from Canadian to U.S. dollars at October 31, 2011 resulted in a transaction loss of $78,994, which is offset by the gain on the Company's cross currency swap agreement, as described in note 9. This gain is included in other, net, in the accompanying statement of operations. The transaction loss, as discussed above, increased the outstanding loan balance to $3,429,317 as of the statement of financial condition date. Interest expense for the year ended October 31, 2011 related to the loan was $41,590 and is included in interest expense in the accompanying statement of operations.

(12) Liabilities Subordinated to Claims of General Creditors

On August 3, 2010 the Company prepaid its existing subordinated loan agreement with Bank of Montreal Holding Inc. for the Canadian dollar equivalent of $677,088 (originally, $582,206 on date of issuance). On the same day the Company entered into a new subordinated loan agreement with Bank of Montreal

(Dollars in thousands)

Holding Inc. for the Canadian dollar equivalent of $635,076. The loan matures on August 3, 2013 and accrues interest at CDOR plus 106 basis points.

The subordinated loan is covered by an agreement approved by the FINRA and is available for net capital under the Uniform Net Capital Rule of the SEC. To the extent that the subordinated loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. On August 3, 2010, the subordinated loan was assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its wholly owned subsidiary. The assignment was approved by the FINRA as of August 3, 2010.

The conversion of the subordinated loan from Canadian to U.S. dollars at October 31, 2010 resulted in a transaction loss of $15,022, which is offset by the gain on the Company's cross currency swap agreement, as described in note 9. This gain is included in other, net, in the accompanying statement of operations. The transaction loss increased the outstanding subordinated loan balance to $652,152 at October 31, 2011. Interest expense for the year ended October 31, 2011, related to the subordinated loan was $14,907 and is included in interest expense in the accompanying statement of operations.

(13) Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to SEC Rule 15c3-3. At October 31, 2011, the Company had net capital of $245,919, which was $245,669 in excess of its required net capital of $250.

(14) Benefit Plans

The Company's employees participate in various noncontributory defined benefit pension plans and a postretirement medical plan of BMO Harris NA, an affiliate. The Company is allocated expenses related to these plans by BMO Capital Markets Corp., an affiliate, pursuant to an administrative service agreement. Total allocated expenses related to these plans, included in employee compensation and benefits in the accompanying statement of operations, was $133 for the year ended October 31, 2011.

(15) Contingent Liabilities

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses.

There are no amounts reflected in the statement of financial condition as of October 31, 2011 related to these contingent liabilities.

(16) Financial Instruments

(a) Market Risk

The equity and derivative financial instruments traded by the Company, at market or fair value, in the accompanying statement of financial condition, involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, currency exchange rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

(b) Fair Value of Financial Instruments

The Company believes that the carrying value of its assets and liabilities is a reasonable estimate of fair value due to their short term nature. Securities borrowed and loaned are carried at contract amount plus interest, which approximates fair value due to their highly liquid nature. Securities owned and securities sold, not yet purchased, are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(c) Financial Instruments with Off-Balance-Sheet Risk

During 2011, the Company entered into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, cross currency swaps and forward exchanges. These derivative financial instruments are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are often entered into to economically hedge other positions or transactions.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for swap agreements is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions, including commitments, which, in accordance with industry practice, were not recorded on the statement of financial condition. These commitments, certain of which are with affiliated parties, are undertaken

(Dollars in thousands)

in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value and changes in the market value directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

The Company's securities loaned activities, utilized by the Company to support its proprietary trading activities, require the Company to pledge its securities as collateral. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(17) Transactions with Affiliates

In addition to the transactions with affiliates disclosed in notes 10, 11 and 12 above, the Company has entered into administrative service agreements with BMO CMC and the New York branch of the Ultimate Parent, whereby the Company pays a fee for administrative services. Administrative services include a portion of compensation, communication, occupancy and other administrative expenses for support required by the Company's New York office to operate in the United States, as well as fees related to office space and facilities and reimbursement of any direct expenses incurred on the Company's behalf. These affiliate administrative expenses are included in management fees in the accompanying statement of operations.

The Company has a $100,000 standby letter of credit facility with the Ultimate Parent. As of October 31, 2011 the Company did not have any amounts outstanding under this facility.

On October 31, 2011, the Company had securities borrowed and securities loaned with BMO CMC of $207,269 and $2,634,298, respectively. Interest income and expense related to securities borrowed and securities loaned with BMO CMC was $823 and $3,102, respectively, for the year ended October 31, 2011, and is included in interest and dividend income, net, in the accompanying statement of operations.

The Company clears certain derivative transactions through BMO CMC and as of October 31, 2011 it had a receivable of $51,706 pertaining to this activity which is included in receivables from brokers, dealers, and clearing organizations in the accompanying statement of financial condition. During the year it paid commission expense of $300 to BMO CMC related to these transactions and is included in the accompanying statement of operations.

(Dollars in thousands)

(18) Income Taxes

Differences between the income tax expense computed at the Luxembourg statutory tax rate and the Company's effective income tax rate are as follows:

Total (benefit) at statutory tax rate	$	(8,364)	28.80%
Expense attributable to U.S. operations		8,676	(29.88)
Total income tax expense	$	312	(1.08)%

The effective tax rate differs from the Luxembourg statutory tax rate due to income attributable to the Company's U.S. operations, which does not result in an income tax expense in Luxembourg or the U.S.

The Company pays income taxes based on Luxembourg requirements. There were no payments made during the year ended October 31, 2011.

The Company had no deferred tax asset or valuation allowance at October 31, 2011 and there were no changes in the allowance during the year.

The Company files income tax returns in Luxembourg and is no longer subject to income tax examinations by Luxembourg tax authorities for tax years ending prior to October 31, 2006.

(19) Subsequent Events

The Company has evaluated subsequent events through December 22, 2011, the date the financial statements are issued and noted no transactions or events that would require recognition or disclosure in the Company's financial statements as of October 31, 2011.

Schedule I

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

October 31, 2011

(Dollars in thousands)

Total shareholders' deficit	$	(37,359)
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		635,076
Total capital and allowable subordinated liabilities		597,717
Deductions and/or charges:		
Total nonallowable assets		27,845
Other deductions and/or charges		1,320
		29,165
Haircuts on securities:		
Stocks and warrants		317,958
Options		4,675
Net capital	$	245,919
Computation of alternative net capital requirement – 2 percent of aggregate debit items (or $250 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3		250
Excess net capital	$	245,669
Net capital in excess of 5% of combined aggregate debit items or $300	$	245,619

The above computation does not differ materially from the computation of alternative net capital under Rule 15c3-1 as of October 31, 2011, filed by the Company in its Form X-17A-5, Part II on November 22, 2011,with the Financial Industry Regulatory Authority, Inc.

See accompanying report of independent registered public accounting firm.

Schedule II

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

October 31, 2011

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	—
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Other		—
Total credit items		—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		—
Aggregate debit items		—
Less 3% of debit items		—
Total debit balances		—
Reserve computation – excess of total credits over total debits	$	—
Amount of qualified securities held on deposit in "Reserve Bank Account"	$	100

This schedule does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 as of October 31, 2011, filed by the Company in its Form X-17A-5, Part II on November 22, 2011, with the Financial Industry Regulatory Authority, Inc.

See accompanying report of independent registered public accounting firm.

Schedule III

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

October 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of October 31, 2011 (for which instructions to reduce to possession or control had been issued as of October 31, 2011, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$	—
A. Number of items	$	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of October 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
A. Number of items	$	—

See accompanying report of independent registered public accounting firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

In planning and performing our audit of the financial statements of BMO Nesbitt Burns Trading Corp. S.A. (the Company), an indirect wholly owned subsidiary of Bank of Montreal, as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 22, 2011
New York, New York